UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (file nos. 333-175546, 333-191842, 333-193350 and 333-198136).

CONTENTS

Acquisition of eGistics, Inc.

On July 16, 2014, Top Image systems Ltd. (the "Company" or "TIS") completed its previously announced acquisition of eGistics, Inc. ("eGistics").

A copy of the press release announcing the closing is attached hereto as Exhibits 99.1 and is incorporated herein by reference.

Additional Financial Information

In connection with the acquisition of eGistics, the Company is also providing certain historical and proforma financial information and data listed in the exhibit table below. The pro forma financial information gives effect to certain pro forma events related to the acquisition and has been presented for informational purposes only. It does not purport to project the future financial position or operating results of the post-acquisition combined company.

Safe Harbor Statement

This Form 6-K (including exhibits thereto) contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when TIS discusses the future growth of revenues or other expected benefits of the proposed acquisition, it is using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Top Image systems’ current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of eGistics, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; TIS's liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to TIS’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as TIS’s products; unknown factors affecting third parties with which TIS has formed business alliances; timely availability and customer acceptance of TIS’s new and existing products; and other factors and risks on which TIS may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.

For a more detailed description of the risks and uncertainties affecting TIS, reference is made to TIS’s Annual Report on Form 20-F for the year ended December 31, 2013, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by TIS in reports filed or furnished to the SEC. Except as otherwise required by law, TIS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: September 30, 2014
	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated July 16, 2014: TIS Completes Acquisition of eGistics.*
99.2	Top Image Systems Ltd. unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2013 and notes thereto.
99.3	eGistics, Inc. unaudited condensed consolidated financial statements for the six months ended June 30, 2014 and notes thereto.
99.4	eGistics, Inc. audited consolidated financial statements for the years ended December 31, 2013 and 2012 and notes thereto.
99.5	Consent of Weaver and Tidwell, L.L.P.
99.6	Top Images Systems Ltd. audited consolidated financial statements for the year ended December 31, 2013 and notes thereto**

 * 6-K  form  filed on July 16, 2014.

** Filed as part of Top Image Systems Ltd’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.